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                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549

                               SCHEDULE 13E-4/A
                                Amendment No. 1
                         Issuer Tender Offer Statement
                         (Pursuant to Section 13(e)(1)
                    of the Securities Exchange Act of 1934)

                          --------------------------

                            HUNT MANUFACTURING CO.
                               (Name of Issuer)
                     (Name of Person(s) Filing Statement)

                          ---------------------------

                    Common Shares, par value $.10 per share
                        (Title of Class of Securities)

                                  445636-10-3
                     (CUSIP Number of Class of Securities)

                          ---------------------------

                              William E. Chandler
                        Senior Vice President, Finance
                              One Commerce Square
                              2005 Market Street
                            Philadelphia, PA 19103
                                (215) 656-0300

  (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)


                         Copies of Communications to:
                          John C. Bennett, Jr., Esq.
                            Drinker Biddle & Reath
                             1345 Chestnut Street
                          Philadelphia, PA 19107-3496
                                (215) 988-2810
                         -----------------------------

                               December 21, 1995
    (Date Tender Offer First Published, Sent or Given to Security Holders)

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         This is the first and final amendment to the Schedule 13E-4 of Hunt
Manufacturing Co. (the "Company") originally filed with the Securities and Exchange Commission on December 21, 1995.

         The Company's tender offer to purchase up to 3,230,000 of its Common Shares ("Shares") expired at 5:00 p.m. eastern standard time on January 24, 1996. An aggregate of 2,954,378 Shares were tendered to the Company pursuant to the tender offer, and the Company purchased all such Shares at $17 per share, an aggregate of $50,224,426. The purchase price for the Shares previously purchased from Mary F. Bartol (see Section 8 of the Offer to Purchase) and for the Shares purchased in the tender offer aggregated $85,315,118 and was funded by $75,000,000 of borrowings under the $125,000,000 New Credit Facility (see Section 10 of the Offer to Purchase) and by cash on hand.

         As of February 1, 1996, there were 10,964,083 Shares outstanding.


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                                   SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

                                         HUNT MANUFACTURING CO.


Date: February 5, 1996                   By /s/ William E. Chandler
                                            ------------------------
                                            William E. Chandler
                                            Senior Vice President-Finance



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